FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Subscription to private placement of shares of

JA MITSUI LEASING, LTD.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 18, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

September 18, 2009

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Subscription to private placement of shares of JA MITSUI LEASING, LTD.

Mitsui & Co., Ltd. (Mitsui) hereby announces that Mitsui and The Norinchukin Bank (the Bank) decided to subscribe newly issued shares by third party allotment, which JA MITSUI LEASING, LTD. (JAML) resolved to issue at the board of directors. Conditions of this subscription, of which payment date is scheduled on October 29, 2009, are following.

1. Conditions of the subscription

•	Mitsui

Type of Securities	Common stock	Type II preferred	Type III preferred
Number of Shares to be acquired	3,392,209 shares	16,724,291 shares	3,883,500 shares
Total Payment Amount	<---------------------- 30 billion yen ---------------------->
Number of shares held before the acquisition (shares of voting rights)	7,308,000 shares (33.60%)	0 share	0 share
Number of shares to be held after the acquisition (shares of voting rights)	10,700,209 shares (33.00%)	16,724,291 shares	3,883,500 shares

•	The Bank

Type of Securities	Common stock	Type II preferred	Type I preferred
Number of Shares to be acquired	7,275,709 shares	16,724,291 shares	—
Total Payment Amount	<----------30 billion yen---------->		—
Number of shares held before the acquisition (shares of voting rights)	1,957,375 shares (9.00%)	0 share	4,077,528 shares
Number of shares to be held after the acquisition (shares of voting rights)	9,233,084 shares (28.48%)	16,724,291 shares	4,077,528 shares

•	Terms of the preferred stock

	new issued		existing issued
	Type II	Type III	Type I

Dividend	Pari passu with common stock	Pari passu with common stock	Pari passu with common stock

Liquidation preference	Prefer to common stock Pari passu with Type III	Prefer to common stock Pari passu with Type II	Prefer to common stock, Type II and Type III

Voting right	×	×	×

Call option given to the issuer	¡ (5 years after issued, at the issuer’s option)	×	×

2. Outline of JAML

Company Name	JA MITSUI LEASING, LTD.

Representative	Takao Sunami	President & CEO
	Mitsuru Hotta	Senior Vice President

Headquarters	Tokyo, Japan

Amount of capital	2 billion yen

Major operations	Leasing business of computer, other office equipment, communication equipment, vessels, aircraft, vehicles, other transportation equipment, machine tools, civil engineering and construction equipment, metal processing equipment, electric equipment, medical equipment and other machinery and equipment, parts facilities and building improvements related foregoing equipment.

Amount of Sales	483 billion yen (fiscal year ended March 2009)

End of Fiscal Year	End of March

Number of common stocks outstanding	21,747,378 shares

Major shareholders	Mitsui & Co., Ltd. The Norinchukin Bank ZEN-NOH Group Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited

Mitsui and the Bank believe that this subscription will help improvement of JAML’s financial and business conditions, and will also contribute to strengthening Mitsui and the Bank’s relationships with JAML.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Note: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.